Filed Pursuant to Rule 424(b)(3)

Registration No. 333-236011

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated March 23, 2020)

AdaptHealth Corp.

Primary Offering of

9,601,909 shares of Class A Common Stock
Issuable Upon Exercise of Warrants

Secondary Offering of

75,053,512 shares of Class A Common Stock and
4,333,333 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus dated March 23, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-236011). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to (i) the issuance by us of up to 9,601,909 shares of our Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (A) 5,268,576 shares issuable upon the exercise of warrants that were issued in our initial public offering pursuant to the registration statement declared effective on February 15, 2018 (the “public warrants”) and (B) 4,333,333 shares issuable upon the exercise of warrants initially issued to Deerfield/RAB Ventures LLC (our “Sponsor”) in a private placement that occurred simultaneously with our initial public offering (the “private placement warrants” and collectively with the public warrants, the “warrants”), which private placement warrants have been distributed from the Sponsor to its members, and (ii) the offer and sale from time to time in one or more offerings by the selling securityholders identified in the Prospectus of up to 75,053,512 shares of our Class A Common Stock and up to 4,333,333 private placement warrants.

Our Class A Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) and trades under the symbol “AHCO”. On June 17, 2020, the closing price of our Class A Common Stock was $17.00. Our public warrants were formerly listed on Nasdaq under the symbol “AHCOW” and were suspended from trading on Nasdaq on December 6, 2019 because the public warrants did not satisfy the minimum 300 round lot holder requirement for listing, at which time the warrants became eligible to trade “over-the-counter” under the trading symbol “AHCOW”. A Form 25-NSE with respect to the public warrants was filed by Nasdaq on January 21, 2020, and the formal delisting of the public warrants became effective ten days thereafter. The private placement warrants are not listed on any exchange.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

See the section entitled “Risk Factors” beginning on page 5 of the Prospectus and any similar section contained in any applicable prospectus supplement to read about factors you should consider before buying our securities.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and are subject to reduced public company reporting requirements. We are also a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act and are subject to reduced public company reporting requirements. See “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 18, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

AdaptHealth Corp.

(Exact name of registrant as specified in its charter)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 18, 2020

Delaware	001-38399	82-3677704
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

220 West Germantown Pike, Suite 250

Plymouth Meeting, PA
(address of principal executive offices)

19462

(zip code)
(610) 630-6357
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 UR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CPR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	AHCO	The Nasdaq Stock Market LLC

Explanatory Note

As previously announced, on May 25, 2020, AdaptHealth Corp., a Delaware corporation (the “Company”), entered into a definitive agreement to acquire Solara Holdings, LLC (“Solara”). For further information related to the proposed acquisition, please see the Company’s Current Report on Form 8-K dated May 29, 2020. The acquisition of Solara has not yet been consummated, and there can be no assurance that the transaction will be consummated as contemplated.

Item 8.01. Other Events.

The Company's board of directors has determined to postpone the Company's 2020 Annual Meeting of Stockholders (the “Annual Meeting”), which was originally scheduled to be held at 10:30 a.m. Eastern Time on July 9, 2020.

The Company has determined to postpone the Annual Meeting in order to add a new proposal to be considered at the Annual Meeting relating to the approval, pursuant to the Nasdaq Listing Rules, of the removal of the conversion restrictions as will be applicable to certain new series of preferred stock to be issued to certain investors as described in the Company's Current Report on Form 8-K dated May 29, 2020.

The Company will announce the Annual Meeting's new date and time, and the record date for the Annual Meeting, at a later date.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired.

•	The audited consolidated financial statements of Solara Medical Supplies, LLC as of December 31, 2019 and 2018 (Successor) and for the year ended December 31, 2019 (Successor) and the period from June 1, 2018 to December 31, 2018 (Successor) and financial statements for the period from January 1, 2018 to May 31, 2018 (Predecessor) and the related notes to the financial statements are incorporated herein by reference to Exhibit 99.1 to this Current Report on Form 8-K.

•	The unaudited consolidated interim financial statements of Solara Medical Supplies, LLC as of March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and 2019, and the related notes to the financial statements are incorporated herein by reference to Exhibit 99.2 to this Current Report on Form 8-K.

(b) Pro Forma Financial Information.

•	The unaudited pro forma condensed combined financial information, and the related notes thereto, of AdaptHealth Corp. as of and for the three months ended March 31, 2020 and for the year ended December 31, 2019 are incorporated herein by reference to Exhibit 99.3 to this Current Report on Form 8-K.

(d) Exhibits

99.1	Audited consolidated financial statements of Solara Medical Supplies, LLC as of December 31, 2019 and 2018 (Successor) and for the year ended December 31, 2019 (Successor) and the period from June 1, 2018 to December 31, 2018 (Successor) and financial statements for the period from January 1, 2018 to May 31, 2018 (Predecessor)
99.2	Unaudited consolidated interim financial statements of Solara Medical Supplies, LLC as of March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and 2019
99.3	Unaudited pro forma condensed combined financial information, and the related notes thereto, of AdaptHealth Corp. as of and for the three months ended March 31, 2020 and for the year ended December 31, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AdaptHealth Corp.

By:	/s/ Gregg Holst
Gregg Holst
Chief Financial Officer

Dated: June 18, 2020

Exhibit 99.1

SOLARA MEDICAL SUPPLIES, LLC

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018 (SUCCESSOR),

AND FOR THE YEAR ENDED DECEMBER 31, 2019 (SUCCESSOR)

AND THE PERIOD FROM JUNE 1, 2018 TO DECEMBER 31, 2018
(SUCCESSOR),

AND FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2018 TO MAY 31, 2018

(PREDECESSOR)

SOLARA MEDICAL SUPPLIES, LLC

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Independent Auditor’s Report	F-3
Consolidated Balance Sheets as of December 31, 2019 and 2018 (Successor)	F-4
Consolidated Statements of Operations for the Year Ended December 31, 2019 (Successor) and the Period from June 1, 2018 to December 31, 2018 (Successor), and Statement of Operations for the Period from January 1, 2018 to May 31, 2018 (Predecessor)	F-5
Consolidated Statements of Members’ Equity for the Year Ended December 31, 2019 (Successor) and the Period from June 1, 2018 to December 31, 2018 (Successor)	F-6
Statement of Stockholder’s Equity for the Period from January 1, 2018 to May 31, 2018 (Predecessor)	F-7
Consolidated Statements of Cash Flows for the Year Ended December 31, 2019 (Successor) and the Period from June 1, 2018 to December 31, 2018 (Successor), and Statement of Cash Flows for the Period from January 1, 2018 to May 31, 2018 (Predecessor)	F-8
Notes to Consolidated Financial Statements	F-9 – F-22

Independent Auditor’s Report

To the Board of Directors of
Solara Medical Supplies, LLC
Chula Vista, CA

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Solara Medical Supplies, LLC (Successor), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations, members’ equity and cash flows for the year ended December 31, 2019, and for the period from June 1, 2018, through December 31, 2018, and the related notes to the consolidated financial statements. We have also audited the accompanying financial statements of Solara Medical Supplies, Inc. (Predecessor), which comprise the statements of operations, stockholder’s equity and cash flows for the period from January 1, 2018, through May 31, 2018, and the related notes to the financial statements. The financial statements of the Predecessor and the Successor, and the related notes to the consolidated financial statements, are collectively referred to herein as the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP); this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solara Medical Supplies, LLC as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the year ended December 31, 2019, and for the period from June 1, 2018, through December 31, 2018, and the results of the operations and cash flows of Solara Medical Supplies, Inc. for the period from January 1, 2018, through May 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

San Diego, California

June 16, 2020

SOLARA MEDICAL SUPPLIES, LLC

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018 (SUCCESSOR)

	Successor	Successor
	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash	$9,768,000	$10,643,000
Accounts Receivable, Net	26,970,000	21,889,000
Inventory	18,213,000	8,528,000
Prepaid Expenses and Other Current Assets	3,155,000	811,000
Total Current Assets	$58,106,000	$41,871,000
Property and Equipment, Net	2,181,000	2,088,000
Rental Pumps, Net	2,323,000	1,922,000
Goodwill	110,355,000	110,924,000
Intangible Assets, Net	54,801,000	61,296,000
Other Assets	70,000	36,000
TOTAL ASSETS	$227,836,000	$218,137,000
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts Payable	$26,498,000	$17,717,000
Accrued Expenses	19,527,000	18,049,000
Debt, Current Portion	1,660,000	4,000,000
Contingent Consideration, Current Portion	5,156,000	15,750,000
Total Current Liabilities	$52,841,000	$55,516,000
Debt, Net of Debt Acquisition Costs	159,708,000	72,770,000
Contingent Consideration, Long-Term	—	4,516,000
Other Long-Term Liabilities	149,000	334,000
TOTAL LIABILITIES	$212,698,000	$133,136,000
Commitments and Contingencies (Notes 5 and 6)
Members’ Equity
Common Units	944,000	896,000
Preferred Units (Class A)	63,240,000	62,938,000
Preferred Units (Class B)	25,740,000	25,740,000
Accumulated Deficit	(74,786,000)	(4,573,000)
TOTAL MEMBERS’ EQUITY	$15,138,000	$85,001,000
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$227,836,000	$218,137,000

See accompanying notes to the consolidated financial statements.

SOLARA MEDICAL SUPPLIES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019 (SUCCESSOR)

AND THE PERIOD FROM JUNE 1, 2018 TO DECEMBER 31, 2018 (SUCCESSOR),

AND STATEMENT OF OPERATIONS FOR THE PERIOD FROM JANUARY 1, 2018

TO MAY 31, 2018 (PREDECESSOR)

	Successor		Predecessor
	Year End December 31, 2019	Period from June 1, 2018 to December 31, 2018	Period from January 1, 2018 to May 31, 2018
Revenue, Net	$183,352,000	$99,928,000	$44,186,000
Cost of Goods Sold	113,335,000	63,184,000	29,660,000
Gross Profit	$70,017,000	$36,744,000	$14,526,000
Operating Expenses
Selling, General and Administrative Expenses	44,360,000	22,400,000	6,039,000
Operating Income	$25,657,000	$14,344,000	$8,487,000
Interest Expense	(13,261,000)	(5,201,000)	—
Other Income	135,000	107,000	80,000
Income Before Income Taxes	$12,531,000	$9,250,000	$8,567,000
Income Tax Expense	(294,000)	(7,000)	(120,000)
Net Income	$12,237,000	$9,243,000	$8,447,000

See accompanying notes to the consolidated financial statements.

SOLARA MEDICAL SUPPLIES, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019 (SUCCESSOR)

AND THE PERIOD FROM JUNE 1, 2018 TO DECEMBER 31, 2018 (SUCCESSOR)

	Common Units		Preferred Units (Class A)		Preferred Units (Class B)			Total
	Amount	Number of Units	Amount	Number of Units	Amount	Number of Units	Accumulated Deficit	Members’ Equity
Balance at June 1, 2018	$896,000	895,740	$62,938,000	62,938	$25,740,000	25,740	$(7,528,000)	$82,046,000
Distributions to Members	—	—	—	—	—	—	(6,288,000)	(6,288,000)
Net Income	—	—	—	—	—	—	9,243,000	9,243,000
Balance at December 31, 2018	$896,000	895,740	$62,938,000	62,938	$25,740,000	25,740	$(4,573,000)	$85,001,000
Members Contributions	48,000	3,000	302,000	302	—	—	—	350,000
Distributions to Members	—	—	—	—	—	—	(82,450,000)	(82,450,000)
Net Income	—	—	—	—	—	—	12,237,000	12,237,000
Balance at December 31, 2019	$944,000	898,740	$63,240,000	63,240	$25,740,000	25,740	$(74,786,000)	$15,138,000

See accompanying notes to the consolidated financial statements.

SOLARA MEDICAL SUPPLIES, LLC

STATEMENT OF STOCKHOLDER’S EQUITY

FOR THE PERIOD FROM JANUARY 1, 2018 TO MAY 31, 2018 (PREDECESSOR)

	Common Stock		Retained	Total
	Amount	Number of Shares	Earnings	Stockholder’s Equity
Balance at December 31, 2017	$20,000	20,000	$18,855,000	$18,875,000
Net Income	—	—	8,447,000	8,447,000
Dividends	—	—	(12,668,000)	(12,668,000)
Balance at May 31, 2018	$20,000	20,000	$14,634,000	$14,654,000

See accompanying notes to the consolidated financial statements.

SOLARA MEDICAL SUPPLIES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019 (SUCCESSOR)
AND THE PERIOD FROM JUNE 1, 2018 TO DECEMBER 31, 2018 (SUCCESSOR),
AND STATEMENT OF CASH FLOWS FOR THE PERIOD FROM JANUARY 1, 2018
TO MAY 31, 2018 (PREDECESSOR)

	Successor		Predecessor
	Year Ended December 31, 2019	Period from June 1, 2018 to December 31, 2018	Period from January 1, 2018 to May 31, 2018
Cash Flows from Operating Activities
Net Income	$12,237,000	$9,243,000	$8,447,000
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation and Amortization	7,110,000	4,232,000	135,000
Rental Pump Amortization	4,173,000	1,671,000	912,000
Loss on Disposition of Assets	—	—	166,000
Deferred Rent	62,000	190,000	—
Change in Fair Value of Contingent Liability	640,000	576,000	—
Bad Debt Expense and Contractual Allowance	6,730,000	3,649,000	394,000
Amortization of Debt Acquisition Costs	640,000	1,088,000	—
Changes in Operating Assets and Liabilities
Accounts Receivable, Net	(11,811,000)	(13,511,000)	7,433,000
Inventory	(14,259,000)	(8,616,000)	2,329,000
Prepaid Expenses and Other Current Assets	(2,378,000)	150,000	(114,000)
Accounts Payable	8,781,000	14,090,000	(5,425,000)
Accrued Expenses	1,479,000	8,565,000	2,368,000
Net Cash Provided by Operating Activities	$13,404,000	$21,327,000	$16,645,000
Cash Flows from Investing Activities
Purchases of Property and Equipment	(930,000)	(1,351,000)	(248,000)
Purchase of Intangible Asset	(25,000)	—	—
Purchase Price Adjustment	569,000	—	—
Net Investment in Acquired Business	—	(1,506,000)	—
Net Cash Used in Investing Activities	$(386,000)	$(2,857,000)	$(248,000)
Cash Flows from Financing Activities
Proceeds from Term Loan	87,700,000	—	—
Payments of Debt Acquisition Costs	(2,173,000)	—	—
Term Loan Repayments	(1,570,000)	(2,000,000)	(25,000)
Dividends	—	—	(12,668,000)
Distributions	(82,450,000)	(13,816,000)	—
Contributions	350,000	—	—
Payments of Contingent Consideration	(15,750,000)	—	—
Net Cash Used in Financing Activities	$(13,893,000)	$(15,816,000)	$(12,693,000)
(Decrease) Increase in Cash	$(875,000)	$2,654,000	$3,704,000
Cash, Beginning of the Year	10,643,000	7,989,000	6,522,000
Cash, End of the Year	$9,768,000	$10,643,000	$10,226,000
Supplemental Disclosures of Cash Flow Information
Cash Paid During the Period for Interest	$12,621,000	$4,113,000	$—
Cash Paid During the Period for Income Taxes	294,000	7,000	120,000
Contingent Liability Recognized at Purchase Date	—	19,690,000	—

See accompanying notes to the consolidated financial statements.

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Company and Basis of Presentation

Description of Company

Solara Medical Supplies, LLC, a Delaware limited liability company (“LLC”), and its subsidiaries (collectively, the “Company”) were formed upon the completion of the purchase of Solara Medical Supplies, Inc. on May 31, 2018. Solara Medical Supplies, LLC is a subsidiary of Solara Intermediate, LLC, and Solara Intermediate, LLC is a subsidiary of Solara Holdings, LLC (“Holdings”), which operates under an LLC agreement (“LLC Agreement”) (Note 8). The Company is a direct-to-customer supplier of advanced diabetic devices, including continuous glucose monitors, insulin pumps and other supplies for the intensely managed diabetic. The Company is headquartered in Chula Vista, California, and operates additional offices in Michigan, Texas, Alabama, Ohio and South Carolina.

Basis of Presentation

Successor:   The consolidated financial statements for the year ended December 31, 2019 and the period from June 1, 2018 to December 31, 2018 include the accounts of Solara Medical Supplies, LLC and its wholly owned subsidiaries. All intercompany accounts and transactions were eliminated at consolidation.

Predecessor:   The financial statements for the period from January 1, 2018 to May 31, 2018 include the accounts of Solara Medical Supplies, Inc.

Predecessor and Successor Periods:   The purchase agreement was a stock purchase. As a result, Solara Intermediate, LLC is the acquirer and elected push-down accounting to Solara Medical Supplies, LLC, the accounting successor, and Solara Medical Supplies, Inc. is the acquiree and the accounting predecessor. The purchase was accounted for as a business combination using the acquisition method of accounting and the successor financial statements reflect a new basis of accounting that is based on the fair value of the net assets acquired.

As a result of the application of the acquisition method of accounting as of the effective time of the purchase transaction, the accompanying financial statements include a black line division that indicates the predecessor and successor reporting entities shown are presented on a different basis and are therefore not directly comparable.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions. Such estimates affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Significant estimates made by management include, but are not limited to, contractual allowances, doubtful accounts, inventories, goodwill, fair value measurements and contingent liabilities.

Concentrations of Risk

The Company primarily sells its products directly to customers whereby the customer prepays an amount and the remaining amount is paid by the third-party payor. During the year ended December 31, 2019 (Successor), the Company had three third-party payors representing 11.3%, 18.5% and 7.9% of gross accounts receivable, and 18.5%, 16.1% and 13.0% of net revenue, respectively. During the period from June 1, 2018 to December 31, 2018 (Successor), the Company had three third-party payors representing 28.8%, 19.8% and 16.4% of gross accounts receivable, and 22.6%, 16.5% and 12.5% of net revenue, respectively.

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2019 (Successor), the Company purchased 67% and 12% of its inventory from two suppliers. During the period from June 1, 2018 to December 31, 2018 (Successor), the Company purchased 70% and 12% of its inventory from two suppliers. During the period from January 1, 2018 to May 31, 2018 (Predecessor), the Company purchased 63% and 15% of its inventory from two suppliers.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents. The Company did not hold any cash equivalents during the successor or predecessor periods. The cash maintained in the Company’s bank account may, at times, exceed the federally insured limit of $250,000. The Company has not experienced any losses as a result of any excesses over the federally insured limit.

Accounts Receivable and Allowance for Doubtful Accounts and Allowances

Accounts receivable are customer and third-party payor obligations due under normal sales terms. Management estimates the allowance for doubtful accounts based on several factors, including historical cash collections, bad debt experience, economic conditions, and the age and composition of the outstanding amounts. Changes in these conditions may result in additional allowances. Contractual allowances are estimated using the expected value method, which estimates the amount that is expected to be earned. Revisions in allowance for doubtful accounts estimates are recorded as an adjustment to bad debt expense within selling, general and administrative expenses. Revisions to contractual allowances are recorded as decreases to the transaction price, which reduces revenue. At December 31, 2019 and 2018 (Successor), the allowance for doubtful accounts balance was $3,877,000 and $806,000, respectively, and the contractual allowance was $5,069,000 and $1,409,000, respectively.

Inventories

Inventories include finished goods and are stated at the lower of cost or estimated net realizable value, with cost being determined using average cost. The Company reviews inventory for potentially excess, obsolete, slow-moving or impaired items on an ongoing basis. There have been no adjustments resulting from the review of these items.

Property and Equipment

Property and equipment are valued at cost. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives. Expenditures for maintenance and repairs are expensed as incurred, while expenditures that increase asset lives are capitalized.

The Company capitalizes system development costs related to its internal-use software during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally three years.

Rental Pumps

Certain inventory, primarily insulin pumps, are reclassified to an equipment classification upon shipment. The cost of the shipped pump is recorded to depreciation expense in cost of goods sold on a straight-line basis over the reimbursement term, which is typically 13 to 15 months. The cost basis and accumulated depreciation related to rental pumps was $4,869,000 and $2,546,000, respectively, at December 31, 2019 (Successor) and $3,886,000 and $1,964,000, respectively, at December 31, 2018 (Successor). Total depreciation expense for the rental pumps was $4,173,000, $1,671,000 and $912,000 for the year ended December 31, 2019 (Successor), the period from June 1, 2018 to December 31, 2018 (Successor) and the period from January 1, 2018 to May 31, 2018 (Predecessor), respectively.

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-Lived Asset Impairment Testing

Long-lived assets, which include property and equipment and intangible assets, are periodically reviewed for impairment indicators. The Company assesses and evaluates potential impairment to its long-lived assets held for use when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. This evaluation is performed at the asset group level, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, using the estimated projected future undiscounted cash flows associated with the asset group over its remaining useful life compared to the asset group’s carrying amount to determine if a write-down is required. When impairment is indicated for long-lived assets, the amount of the impairment loss is the excess of net book value over fair value as approximated using discounted cash flows. The Company has not recognized any impairment losses on long-lived assets for the successor or predecessor periods.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019, the first day of the Company’s fiscal year using the modified retrospective approach.

As part of the adoption of ASU 2014-09, the Company elected the following transition practical expedients: (i) to reflect the aggregate of all contract modifications that occurred prior to the date of initial application when identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price, (ii) to apply the standard only to contracts that are not completed at the initial date of application, (iii) to apply Accounting Standards Codification (“ASC”) 606 to a portfolio of similar contracts, and (iv) shipping and handling activities are treated as fulfillment activities and not promised services that would have to be further evaluated under ASC 606. There was no significant impact as a result of electing these practical expedients.

The Company derives its revenues primarily from the sale of advanced diabetic devices, including continuous glucose monitors, insulin pumps, and supporting supplies and products. Revenues are recognized when control of these products is transferred to its customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those products. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expenses. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. There are also no significant costs incurred to obtain contracts.

Revenues from product sales are the result of performance obligations satisfied at a point in time. The Company’s principal terms of sale are free on board (“FOB”) shipping point and the Company transfers control and records revenue for product sales upon shipment to the customer. The Company accounts for revenues from pump equipment rentals under ASC 840, Leases. ASC 840 is included in the scope exceptions for ASC 606-10-15-2 and is therefore outside the scope of ASC 606. Revenue from pump equipment rentals is recognized over the reimbursement term of the contract with the customer, which is typically 13 to 15 months.

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following are the Company’s revenues from performance obligations and their timing of transfer of goods and services:

	Revenues, Net
	Successor		Predecessor
Performance Obligations	Year Ended December 31, 2019	Period from June 1, 2018 to December 31, 2018	Period from January 1, 2018 to May 31, 2018	Timing of Transfer
Product Sales	$178,205,000	$97,764,000	$42,979,000	Point in Time
Pump Equipment Rentals	5,147,000	2,164,000	1,207,000	Over Time
	$183,352,000	$99,928,000	$44,186,000

Overall, the adoption of this standard did not result in any changes to beginning accumulated deficit as of January 1, 2019. The nature of the Company’s business gives rise to variable consideration, including contractual allowances and third-party payor overpayments that generally decrease the transaction price, which reduces revenue. Variable consideration is estimated using the expected value method, which estimates the amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

Goodwill and Intangible Assets

Goodwill represents the excess purchase price over the fair value of assets acquired and liabilities assumed in a business combination. Identifiable intangible assets consist of payor contracts, trademarks, leasehold interests and a domain name. Identifiable intangible assets are amortized using the straight-line method over their estimated useful lives, which reflects the pattern in which the economic benefits of the assets are expected to be consumed. The following table summarizes the lives of the intangible assets acquired:

Payor Contracts	10 years
Trademarks	10 years
Leasehold Interest	5 years
Domain Name	10 years

The Company has a significant amount of goodwill on its balance sheet that resulted from the business acquisitions the Company has made in recent years. Goodwill is not amortized and is tested for impairment annually or when a change in circumstances indicate a possible impairment. Such changes in circumstance can include, among others, changes in the legal environment, reimbursement environment, operating performance, and/or future prospects. The Company performs its annual impairment review of goodwill during the fourth quarter of each year.

The impairment testing can be performed on either a quantitative or qualitative basis. Upon evaluating the qualitative analysis, it was more likely than not that the fair value exceeded the carrying value of the reporting unit. As a result, the Company did not record any goodwill impairment charges.

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under authoritative guidance must maximize the use of observable inputs and minimize the use of unobservable inputs. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs. The three levels of inputs that may be used to measure fair value are:

•	Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2: Other quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company applies fair value accounting to its financial instruments. The carrying amounts of financial instruments such as accounts receivable, prepaid and other current assets, accounts payable and accrued liabilities, accrued payroll and related benefits approximate the related fair values due to the short-term maturities of these instruments. The carrying amounts of long-term debt as of December 31, 2019 and 2018 (Successor) approximate fair value due to the timing of the debt draw-down in relation to the balance sheet date. Liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018 (Successor) are as follows:

		Fair Value Measurements at Reporting Date Using
	Balance	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Contingent Consideration, 2019	$5,156,000	$—	$—	$5,156,000
Contingent Consideration, 2018	$20,266,000	$—	$—	$20,266,000

The contingent consideration is the result of the purchase of Solara Medical Supplies, Inc. (Note 6) and is calculated based on the present value of the expected future cash flows discounted at an interest rate consistent with that the Company could obtain from a third-party lender.

The following table provides the activity for liabilities measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2019 (Successor) and the period from June 1, 2018 to December 31, 2018 (Successor):

Fair Value Measurements at Reporting Date Using Significant Unobservable Inputs (Level 3)
Balance at May 31, 2018	$—
Establishment of Contingent Consideration	19,690,000
Adjustment in Fair Value of Contingent Consideration	576,000
Balance at December 31, 2018	$20,266,000
Payments of Contingent Consideration	(15,750,000)
Adjustment in Fair Value of Contingent Consideration	640,000
Balance at December 31, 2019	$5,156,000

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s non-financial assets measured on a non-recurring basis were as follows:

	As of December 31,
	2019	2018
Significant unobservable inputs (Level 3):
Goodwill (annual impairment assessment)	$110,355,000	$110,924,000

Income Taxes

For the year ended December 31, 2019 (Successor) and the period from June 1, 2018 to December 31, 2018 (Successor), as an LLC, the Company’s taxable income or loss is allocated to its members in accordance with the LLC Agreement. Therefore, no provision or liability for income taxes has been included in the financial statements related to the business activities of Solara Medical Supplies, LLC. The $294,000 of income taxes paid in the year ended December 31, 2019 (Successor) mainly relates to a taxable gain recognized upon liquidation of a wholly owned C corporation subsidiary of the Company.

The Company complies with ASC 740-10, which prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. As of December 31, 2019 and 2018 (Successor), the Company does not have any entity-level uncertain tax positions.

For the period from January 1, 2018 to May 31, 2018 (Predecessor), the Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the sole stockholder was liable for individual federal income taxes based on the Company’s taxable income. Distributions were made periodically to the sole stockholder to the extent needed to cover his income tax liability based on the Company’s taxable income.

Equity-based Compensation

The Company accounts for its equity-based compensation in accordance with FASB ASC Topic 718, Compensation-Stock Compensation, which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. The Company measures and recognizes equity-based compensation expense for such awards granted to employees based on their estimated fair values on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company’s consolidated financial statements. Equity-based compensation expense is recognized on a straight-line basis over the requisite service period.

New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU 2016-02), which amended authoritative guidance on accounting for leases. The new provisions require that a lessee of operating leases recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The lease liability will be equal to the present value of lease payments, with the right-of-use asset equal to the lease liability. The classification criteria for distinguishing between finance (or capital) leases and operating leases are substantially similar to the previous lease guidance, but with no explicit bright lines. As such, operating leases will result in straight-line rent expense similar to current practice. For short term leases (term of 12 months or less), a lessee is permitted to make an accounting election not to recognize lease assets and lease liabilities, which would generally result in lease expense being recognized on a straight-line basis over the lease term. The Company is required to adopt the new standard for the annual reporting period beginning January 1, 2021, and interim reporting periods beginning January 1, 2022. The standard requires a transition adoption election using either 1) a modified retrospective approach with periods prior to the adoption date being recast or 2) a prospective adoption approach with a cumulative-effect adjustment recognized to the opening balance of retained earnings on the adoption date with prior periods not recast. The Company anticipates adopting this standard using the prospective adoption approach and electing the practical expedients allowed under the standard. The adoption of this standard is expected to have a material impact on the Company’s financial position. The Company is still evaluating the impact on its results of operations and does not expect the adoption of this standard to have an impact on liquidity.

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (ASC Topic 350): Simplifying the Test for Goodwill Impairment, which will eliminate the requirement to calculate the implied fair value of goodwill, commonly referred to as “Step 2” in the current goodwill impairment test. An entity will still have the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The Company adopted this standard on January 1, 2019, which did not have a material impact on the Company’s consolidated financial statements.

3. Balance Sheet Details

Property and equipment consist of the following:

		Successor
	Useful Life	As of December 31, 2019	As of December 31, 2018
Leasehold Improvements	5 Years (or remaining lease term)	$848,000	$1,072,000
Furniture and Fixtures	7 Years	476,000	574,000
Software	3 Years	361,000	173,000
Computer Equipment	5 Years	206,000	401,000
Office Equipment	4 Years	—	15,000
Telephone System	4 Years	—	39,000
Vehicles	6 Years	13,000	13,000
Construction in Process		567,000	—
		$2,471,000	$2,287,000
Less Accumulated Depreciation and Amortization		(290,000)	(199,000)
Total		$2,181,000	$2,088,000

Depreciation expense totaled $590,000, $429,000 and $135,000 for the year ended December 31, 2019 (Successor), the period from June 1, 2018 to December 31, 2018 (Successor) and the period from January 1, 2018 to May 31, 2018 (Predecessor), respectively.

Accrued expenses consist of the following:

	Successor
	As of December 31, 2019	As of December 31, 2018
Accrued Distribution to Members	$1,709,000	$6,288,000
Third-Party Overpayments	8,263,000	6,477,000
Customer Deposits	1,415,000	2,100,000
Payroll Liabilities	2,846,000	1,329,000
Sales and Use Tax Payable	1,693,000	526,000
Other Accrued Liabilities	3,601,000	1,329,000
Total	$19,527,000	$18,049,000

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Debt

Bank Credit Agreement

The Company entered into a secured credit agreement on May 31, 2018, which provided a term loan of $80,000,000 used as part of the Purchase Transaction (Note 6), and also extended availability to a delayed term loan of $15,000,000 and a revolving commitment loan of $10,000,000.

On February 27, 2019, the Company entered into the First Amendment to the Credit Agreement. The Company obtained an additional $72,000,000 of financing. The Company distributed a one-time cash dividend to the members of the LLC totaling $68,837,000. The remaining funds were used for financing fees and legal costs. The financing was accounted for as a debt modification in accordance with ASC 470, Debt, and $2,173,000 of financing fees and legal costs were recorded to debt acquisition costs and $992,000 was recorded to legal fees. The available amounts for the delayed term loan and revolving commitment loan increased to $30,000,000 and $20,000,000, respectively. The Company is subject to certain affirmative and negative covenants, most significantly submitting monthly, quarterly and annual financial statements, as well as monthly compliance notifications. The maturity date was extended to February 27, 2024.

The delayed term loan and revolving commitment loan can be used for working capital, capital expenditures, acquisitions and general corporate purposes. The loans bear interest at either a base rate or an adjusted LIBOR, adjusted by an applicable margin percentage of 5.0% or 6.0% per annum, respectively. The interest rate as of December 31, 2019 and 2018 (Successor) was 7.94463% and 8.52238%, respectively. The loans mature on February 27, 2024 and the payment schedule is as follows:

Years Ending December 31,
2020	$1,660,000
2021	1,660,000
2022	1,660,000
2023	1,660,000
2024	157,490,000
$164,130,000

Debt is presented net of the debt acquisition costs on the consolidated balance sheets. Debt acquisition costs totaling $2,762,000 and $2,317,000 were incurred, and $640,000 and $1,088,000 of costs were amortized to interest expense, during the year ended December 31, 2019 (Successor) and the period from June 1, 2018 to December 31, 2018 (Successor), respectively.

5. Commitments and Contingencies

Legal

On June 28, 2019, the Company discovered it had experienced a data security incident as the result of a phishing email campaign. The Company, along with third-party forensic investigators, immediately launched an investigation to determine the nature and scope of the activity, and determined the incident occurred at different points in time from April 2, 2019 to June 20, 2019. The investigation determined that the criminal motivation was financial, but the accessed accounts also had emails and attachments containing protected health information (“PHI”) and other personally identifiable information (“PII”), which gave rise to potential notification obligations (since the PII was exposed). Federal and state regulatory and legal requirements mandated various disclosures (individuals potentially affected, U.S. Department of Health and Human Services/Office for Civil Rights, various state attorneys general and the national newswire). To date, there remains no evidence suggesting the access to the accounts targeted PHI or PII.

The Company has been working with third-party forensic investigators, federal law enforcement, legal counsel and its insurance carrier. A class action complaint has been filed alleging unspecified monetary damages. The potential range of expenses from the data security incident, including ongoing civil litigation and regulatory responses, is not expected to exceed the Company’s insurable covered amounts.

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

From time to time, the Company may be subject to claims and litigation arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without material effect on the Company’s consolidated financial position, operations or cash flows.

Other Contingent Liabilities

Third-Party Payor Overpayment Contingency:   During the year ended December 31, 2017 (Predecessor), the Company became aware that certain of its receivables were being paid at 100% of the submitted amount from one of its significant third-party payors. The payor primarily reimburses the Company based on the payor’s internal fee schedule, which is based on its internally determined prevailing rates. The Company is working with the payor to determine whether an overpayment has occurred, and if so, how much based on a final determination by the payor as to the definitive reimbursement terms. The Company has accrued approximately $8,263,000 and $6,477,000 as of December 31, 2019 and 2018 (Successor), respectively, for this potential overpayment, contingent upon a determination by the third-party payor.

Affordable Care Act Contingency:   The Company did not offer an affordable health care benefit plan to its employees through December 31, 2017 (Predecessor), and will therefore be subject to the employer mandate penalty under the 2013 Affordable Care Act (the “ACA”). Under the terms of the ACA, the Company estimated the Internal Revenue Service, upon notice, would charge a sum of $405,000 based on a penalty per employee for the time during which such benefits were not offered. Through April 1, 2020, the Company has paid $272,000. The Company began offering affordable health care benefits to its employees on April 1, 2018.

Lease Commitments

Operating Lease Obligations:   The Company leases three of its five facilities through short-term rental agreements with expiration dates through November 2024. The Company leases its two largest facilities from a related party (Note 10). Future minimum payments under non-cancelable operating leases with initial or remaining terms of more than one year are as follows:

Years Ending December 31,
2020	$1,010,000
2021	914,000
2022	715,000
2023	480,000
2024	325,000
$3,444,000

Rent expense for the year ended December 31, 2019 (Successor), the period from June 1, 2018 to December 31, 2018 (Successor) and the period from January 1, 2018 to May 31, 2018 (Predecessor) totaled $838,000, $348,000 and $176,000, respectively.

6. Acquisitions

The Company accounts for its acquisitions under the acquisition method and through the application of push-down accounting in accordance with ASC 805, Business Combinations. Accordingly, the results of operations of the acquired entities were included in the Company’s financial statements from the acquisition dates. The purchase price was allocated to the assets acquired based on the estimated fair value at the acquisition date, with the excess of the purchase price over the estimated fair value of the net assets acquired recorded as goodwill. Purchase accounting adjustments associated with goodwill have been recorded as of December 31, 2019 and 2018 (Successor).

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 31, 2018, Solara Intermediate, LLC acquired all of the stock and operations of Solara Medical Supplies, Inc. (“Purchase Transaction”). The total purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date. Goodwill was recognized as a result of expected growth in this market. For federal income taxes, the Purchase Transaction was treated as a part taxable purchase of assets and a part contribution of assets to Holdings. The purchase price was allocated among the underlying assets and the purchased portion of goodwill is amortizable for tax purposes. The fair value of the acquiree was determined using the income approach, which discounts expected future cash flows to present value. The fair value assigned to the trademarks intangible asset was based on the relief-from-royalty method. The fair value of the leasehold interest was based on the function of the market rent estimated for the properties and the risk rate used to discount the excess additional income and the fair value of payor contracts was based on a discounted cash flow model. These approaches rely on estimates and assumptions determined by management. Purchased intangible assets are amortized on a straight-line basis over the respective useful lives.

Pursuant to the terms of the acquisition agreement, the purchase price was $178,690,000 and comprised the following:

Cash	$114,801,000
Equity Rollover	26,000,000
Contingent Consideration	19,690,000
Escrow	16,000,000
Seller’s Fees	2,199,000
$178,690,000

To finance the transaction, the Company secured $80,000,000 in debt (Note 4) and raised $89,574,000 through the sale of member Common and Preferred Units (Note 8). The Company incurred approximately $7,528,000 of acquisition-related costs, which were recorded on Holdings’ records as a pass-through of equity on the Company’s records. The Company also incurred approximately $2,317,000 related to debt issuance costs.

The amounts held in escrow are held for indemnity and adjustments to the purchase price, and funds will be distributed from the account as the contingencies related to the transaction are released.

The purchase agreement contained a contingent performance payment of up to $21,000,000, which is based on a third-party payor’s gross profit performance during the fiscal year ended December 31, 2019. Quarterly payments were based on a defined calculation and were due beginning on March 31, 2019 and ended with the final payment made on June 11, 2020 (Note 11). As of December 31, 2019 and 2018 (Successor), the fair value of the contingent performance payment is calculated based on the present value of the expected future cash flows discounted at an effective debt interest rate. The Company processed $15,750,000 of payments as of December 31, 2019.

See the table below for the allocation of the purchase price.

On September 7, 2018, the Company acquired all of the stock and operations of J.M.R. Medical, Inc. (“J.M.R.”) for a purchase price of $195,000, which was funded with cash. The Company also incurred $10,000 of acquisition-related costs, which were expensed as incurred. J.M.R. is located in Ohio and is a provider of durable medical equipment products.

On November 30, 2018, the Company acquired all of the stock and the operations of Huey’s Home Medical, Inc. (“Huey”) for a purchase price of $345,000, which was funded with cash. The Company also incurred $34,000 of acquisition-related costs, which were expensed as incurred. Huey is located in Illinois and is a provider of durable medical equipment products.

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 7, 2018, the Company acquired all of the stock and the operations of Pal-Med, Inc. (“Pal-Med”) for a purchase price of $1,850,000, which was funded with cash. The Company also incurred $30,000 of acquisition-related costs, which were expensed as incurred. Pal-Med is located in South Carolina and is a provider of durable medical equipment products.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of each acquisition date:

	Solara Medical Supplies, Inc.	J.M.R.	Huey	Pal-Med	Total
Assets Acquired:
Cash	$—	$—	$10,000	$176,000	$186,000
Accounts Receivable	12,028,000	—	14,000	298,000	12,340,000
Inventories	1,991,000	—	—	176,000	2,167,000
Prepaid Expenses and Other
Current Assets	726,000	—	2,000	101,000	829,000
Property and Equipment	1,164,000	—	3,000	30,000	1,197,000
Goodwill	109,153,000	195,000	367,000	1,209,000	110,924,000
Intangible Assets	65,099,000	—	—	—	65,099,000
Other Assets	1,406,000	—	—	—	1,406,000
Total Assets Acquired	$191,567,000	$195,000	$396,000	$1,990,000	$194,148,000

Liabilities Assumed:
Accounts Payable	(4,156,000)	—	(2,000)	(50,000)	(4,208,000)
Accrued Expenses and Other
Current Liabilities	(8,721,000)	—	(49,000)	(90,000)	(8,860,000)
Total Liabilities Assumed	$(12,877,000)	$—	$(51,000)	$(140,000)	$(13,068,000)
Total Net Assets Acquired	$178,690,000	$195,000	$345,000	$1,850,000	$181,080,000

7. Goodwill and Intangible Assets

The change in the carrying amount of goodwill for the year ended December 31, 2019 (Successor) and the period from June 1, 2018 to December 31, 2018 (Successor) were as follows:

Gross Carrying Amount
Successor Balance at June 1, 2018	$109,153,000
Acquired Goodwill During the Period	1,771,000
Successor Balance at December 31, 2018	$110,924,000
Measurement Period Adjustment	(569,000)
Successor Balance at December 31, 2019	$110,355,000

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Identifiable intangible assets that are separable and have determinable useful lives are valued separately and amortized over their benefit period. The following is the gross carrying value and accumulated amortization of the Company’s intangible assets identifiable as of December 31, 2019 and 2018 (Successor):

	Payor Contracts	Trademarks	Leasehold Interest	Domain Name
Successor Balance at June 1, 2018	$46,010,000	$19,000,000	$89,000	$—
Amortization Expense	(2,685,000)	(1,108,000)	(10,000)	—
Successor Balance at December 31, 2018	$43,325,000	$17,892,000	$79,000	$—
Purchase of Intangible Asset	—	—	—	25,000
Decrease	—	—	—	—
Amortization Expense	(4,601,000)	(1,900,000)	(18,000)	(1,000)
Successor Balance at December 31, 2019	$38,724,000	$15,992,000	$61,000	$24,000

The weighted-average amortization period of the identifiable intangible assets in the aggregate is 8.4 years. Total amortization expense of identifiable intangible assets above was $6,520,000 and $3,803,000 for the year ended December 31, 2019 (Successor) and the period from June 1, 2018 to December 31, 2018 (Successor), respectively. Future amortization for the next five years and thereafter is as follows:

Year Ending December 31,
2020	$6,520,000
2021	6,520,000
2022	6,520,000
2023	6,520,000
2024	6,520,000
Thereafter	22,201,000
$54,801,000

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Members’ Equity (Successor)

The Company operates under the LLC Agreement established on May 31, 2018 as part of the Purchase Transaction. The LLC Agreement designates Class A and Class B Common Units and Class A and Class B Preferred Units. Class Z units only come into effect upon the consummation of a liquidity event.

Class A Common Unitholders are granted one vote per vested unit. Class B Common Unitholders and Class A and Class B Preferred Unitholders have no voting rights.

Upon a liquidity event, distributions will be made first to Class A Preferred Unitholders, second to Class B Preferred Unitholders, and then to Common Unitholders.

Under the LLC Agreement, each Unitholder is to receive a tax distribution equal to the income amount allocated to each Unitholder multiplied by the applicable tax rate. For the year ended December 31, 2019 (Successor) and the period from June 1, 2018 to December 31, 2018 (Successor), tax distributions of $13,613,000 and $6,288,000 were recorded, respectively.

On February 27, 2019, the members were distributed a one-time cash dividend totaling $68,837,000 in conjunction with the First Amendment to the Credit Agreement (Note 4).

As part of the Purchase Transaction, on May 31, 2018, the Company issued 895,740 Common Units totaling $896,000. The Company also issued 62,938 Class A Preferred Units and 25,740 Class B Preferred Units, totaling $62,938,000 and $25,740,000, respectively. During the year ended December 31, 2019 (Successor), the Company issued 3,000 Common Units totaling $48,000 and 302 Class A Preferred Units totaling $302,000.

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity-based Compensation

In May 2018, the Company adopted the Management Incentive Unit Plan. The Company grants incentive units to certain members of management and the units have a 25% time-vesting component over five years and a 75% performance-vesting component, which becomes vested upon consummation of a liquidity event. As of December 31, 2019, there were 34,000 and 218,000 time-vesting and performance-vesting incentive units outstanding, respectively. As of December 31, 2018, there were 15,000 and 160,000 time-vesting and performance-vesting incentive units outstanding, respectively. Equity-based compensation was not significant and is therefore not recorded for the periods presented in the accompanying consolidated financial statements.

9. Stockholder’s Equity (Predecessor)

The Company was originally incorporated in the State of California in 1996 as Nationwide Diabetes Supply Company, and filed Amended Articles of Incorporation effective in March 2001 as Solara Medical Supplies. During the period from January 1, 2018 to May 31, 2018 (Predecessor), the Company had one class of no-par common stock authorized, issued and outstanding. All shares were owned by a sole stockholder until May 31, 2018 when they were dissolved as part of the Purchase Transaction (Note 6).

10. Related-Party Transactions

The Company leases two of its facilities from a related party. Total cash payments and lease expenditures under the leases totaled $592,000, $362,000 and $157,000 for the year ended December 31, 2019 (Successor), the period from June 1, 2018 to December 31, 2018 (Successor) and the period from January 1, 2018 to May 31, 2018 (Predecessor), respectively.

The Company pays related-party management fees. Total cash payments for the fees totaled $2,050,000 and $434,000 for the year ended December 31, 2019 (Successor) and the period from June 1, 2018 to December 31, 2018 (Successor), respectively.

11. Subsequent Events

Subsequent events were evaluated through the date the financial statements were available to be issued, June 16, 2020.

On both March 20, 2020 and March 25, 2020, the Company borrowed $10,000,000 from the revolving loan commitment, resulting in an outstanding balance of $20,000,000.

On May 19, 2020, the Company acquired certain assets of Active Healthcare, Inc. The total purchase price was $16,143,000. Any adjustments to the purchase price allocation of this acquisition will be made as soon as practicable but no later than one year from the acquisition date.

On May 25, 2020, Holdings entered into a stock purchase agreement and agreement and plan of merger with AdaptHealth Corp. for a total purchase price of $362,500,000 in cash and $62,500,000 in AdaptHealth Corp. common stock. The transaction is expected to close in July 2020.

On June 9, 2020, the Company borrowed $5,223,000 from the delayed term loan and used the funds to make the final contingent performance payment related to the Purchase Transaction (Note 6).

The spread of COVID-19, a novel strain of the coronavirus, appears to be altering the behavior of businesses and people in a manner that is having negative effects on local, regional and global economies. The extent to which COVID-19 impacts the operations of the Company in the future will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, containment and treatment procedures. The Company does not anticipate the effects of COVID-19 having a significant impact on the Company’s operations.

 Exhibit 99.2

SOLARA MEDICAL SUPPLIES, LLC

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019,

AND FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

F-1

SOLARA MEDICAL SUPPLIES

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

F-2

SOLARA MEDICAL SUPPLIES, LLC

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31, 2020	December 31, 2019
ASSETS
Current Assets
Cash	$21,579,000	$9,768,000
Accounts Receivable, Net	25,991,000	26,970,000
Inventory	9,373,000	18,213,000
Prepaid Expenses and Other Current Assets	3,974,000	3,155,000
Total Current Assets	$60,917,000	$58,106,000
Property and Equipment, Net	2,517,000	2,181,000
Rental Pumps, Net	1,994,000	2,323,000
Goodwill	110,355,000	110,355,000
Intangible Assets, Net	53,170,000	54,801,000
Other Assets	70,000	70,000
TOTAL ASSETS	$229,023,000	$227,836,000
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts Payable	$13,555,000	$26,498,000
Accrued Expenses	16,576,000	19,527,000
Debt, Current Portion	1,660,000	1,660,000
Contingent Consideration, Current Portion	5,212,000	5,156,000
Total Current Liabilities	$37,003,000	$52,841,000
Debt, Net of Debt Acquisition Costs	179,467,000	159,708,000
Other Long-Term Liabilities	144,000	149,000
TOTAL LIABILITIES	$216,614,000	$212,698,000
Commitments and Contingencies (Note 5)
Members’ Equity
Common Units	944,000	944,000
Preferred Units (Class A)	63,240,000	63,240,000
Preferred Units (Class B)	25,740,000	25,740,000
Accumulated Deficit	(77,515,000)	(74,786,000)
TOTAL MEMBERS’ EQUITY	$12,409,000	$15,138,000
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$229,023,000	$227,836,000

See accompanying notes to the unaudited consolidated interim financial statements.

F-3

SOLARA MEDICAL SUPPLIES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended March 31,
	2020	2019
Revenue, Net	$39,681,000	$37,676,000
Cost of Goods Sold	24,387,000	23,666,000
Gross Profit	$15,294,000	$14,010,000
Operating Expenses Selling, General and Administrative Expenses	12,398,000	11,531,000
Operating Income	$2,896,000	$2,479,000
Interest Expense	(3,565,000)	(2,395,000)
Other Income	31,000	26,000
(Loss) Income Before Income Taxes	$(638,000)	$110,000
Income Tax Expense	—	(73,000)
Net (Loss) Income	$(638,000)	$37,000

See accompanying notes to the unaudited consolidated interim financial statements.

F-4

SOLARA MEDICAL SUPPLIES, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(UNAUDITED)

	Common Units		Preferred Units (Class A)		Preferred Units (Class B)
	Amount	Number of Units	Amount	Number of Units	Amount	Number of Units	Accumulated Deficit	Total Members’ Equity
Balance at December 31, 2019	$944,000	898,740	$63,240,000	63,240	$25,740,000	25,740	$(74,786,000)	$15,138,000
Distributions to Members	—	—	—	—	—	—	(2,091,000)	(2,091,000)
Net Loss	—	—	—	—	—	—	(638,000)	(638,000)
Balance at March 31, 2020	$944,000	898,740	$63,240,000	63,240	$25,740,000	25,740	$(77,515,000)	$12,409,000

	Common Units		Preferred Units (Class A)		Preferred Units (Class B)
	Amount	Number of Units	Amount	Number of Units	Amount	Number of Units	Accumulated Deficit	Total Members’ Equity
Balance at December 31, 2018	$896,000	895,740	$62,938,000	62,938	$25,740,000	25,740	$(4,573,000)	$85,001,000
Members Contributions	48,000	3,000	302,000	302	—	—	—	350,000
Distributions to Members	—	—	—	—	—	—	(71,059,000)	(71,059,000)
Net Income	—	—	—	—	—	—	37,000	37,000
Balance at March 31, 2019	$944,000	898,740	$63,240,000	63,240	$25,740,000	25,740	$(75,595,000)	$14,329,000

See accompanying notes to the unaudited consolidated interim financial statements.

F-5

SOLARA MEDICAL SUPPLIES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31,
	2020	2019
Cash Flows from Operating Activities:
Net income/(Loss)	$(638,000)	$37,000
Adjustments to Reconcile Net Income/(Loss) to Net Cash Used in Operating Activities
Depreciation and Amortization	1,791,000	1,767,000
Rental Pump Amortization	1,127,000	956,000
Deferred Rent	(5,000)	—
Change in Fair Value of Contingent Liability	56,000	171,000
Bad Debt Expense and Contractual Allowance	1,202,000	3,214,000
Amortization of Debt Acquisition Costs	178,000	160,000
Changes in Operating Assets and Liabilities
Accounts Receivable, Net	(223,000)	(362,000)
Inventory	8,041,000	(20,000)
Prepaid Expenses and Other Current Assets	(819,000)	(509,000)
Accounts Payable	(12,943,000)	(4,086,000)
Accrued Expenses	(2,950,000)	(3,117,000)
Net Cash Used in Operating Activities	$(5,183,000)	$(1,789,000)
Cash Flows from Investing Activities:
Purchases of Property and Equipment	(496,000)	(67,000)
Purchase Price Adjustment	—	(126,000)
Net Cash Used in Investing Activities	$(496,000)	$(193,000)
Cash Flows from Financing Activities:
Proceeds from Term Loan	—	72,000,000
Proceeds from Revolving Line of Credit	20,000,000	—
Payments of Debt Acquisition Costs	—	(2,170,000)
Term Loan Repayments	(419,000)	(380,000)
Distributions to Members	(2,091,000)	(71,059,000)
Members Contributions	—	350,000
Net Cash Provided by/(Used in) Financing Activities	$17,490,000	$(1,259,000)
Increase (Decrease) in Cash	$11,811,000	$(3,241,000)
Cash, Beginning of Period	9,768,000	10,643,000
Cash, End of Period	$21,579,000	$7,402,000
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Period for Interest	$3,387,000	$2,235,000
Cash Paid During the Period for Income Taxes	—	73,000

See accompanying notes to the unaudited consolidated interim financial statements.

F-6

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. General Information

Description of Company

Solara Medical Supplies, LLC, a Delaware limited liability company (“LLC”), and its subsidiaries (collectively, the “Company”) were formed upon the completion of the purchase of Solara Medical Supplies, Inc. on May 31, 2018. Solara Medical Supplies, LLC is a subsidiary of Solara Intermediate, LLC, and Solara Intermediate, LLC is a subsidiary of Solara Holdings, LLC (“Holdings”), which operates under an LLC agreement (“LLC Agreement”) (Note 7). The Company is a direct-to-customer supplier of advanced diabetic devices, including continuous glucose monitors, insulin pumps and other supplies for the intensely managed diabetic. The Company is headquartered in Chula Vista, California, and operates additional offices in Michigan, Texas, Alabama, Ohio and South Carolina.

Basis of Presentation

The unaudited consolidated interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, the unaudited consolidated interim financial statements include all necessary adjustments for a fair presentation of the financial position and results of operations for the periods presented.

Basis of Consolidation

The unaudited consolidated interim financial statements include the accounts of Solara Medical Supplies, LLC and its wholly owned subsidiaries. All intercompany accounts and transactions were eliminated at consolidation.

2. Summary of Significant Accounting Policies

There have been no material changes in the Company’s significant accounting policies as compared to the significant accounting policies described in the Company’s consolidated financial statements for the year ended December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Significant estimates made by management include, but are not limited to, contractual allowances, doubtful accounts, inventories, goodwill, fair value measurements and contingent liabilities.

Concentrations of Risk

The Company primarily sells its products directly to customers whereby the customer prepays an amount and the remaining amount is paid by the third-party payor. During the three months ended March 31, 2020, the Company had three third-party payors representing 21.7%, 7.4% and 5.6% of gross accounts receivable, and 13.9%, 18.2% and 16.4% of net revenue, respectively. During the three months ended March 31, 2019, the Company had three third-party payors representing 21.2%,17.4% and 6.0% of gross accounts receivable, and 17.0%, 23.8% and 13.3% of net revenue, respectively.

During the three months ended March 31, 2020, the Company purchased 50.5% and 18.3% of its inventory from two suppliers. During the three months ended March 31, 2019, the Company purchased 61.2% and 14.8% of its inventory from two suppliers.

F-7

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Accounts Receivable and Allowance for Doubtful Accounts and Allowances

Accounts receivable are customer and third-party payor obligations due under normal sales terms. Management estimates the allowance for doubtful accounts based on several factors, including historical cash collections, bad debt experience, economic conditions, and the age and composition of the outstanding amounts. Changes in these conditions may result in additional allowances. Contractual allowances are estimated using the expected value method, which estimates the amount that is expected to be earned. Revisions in allowance for doubtful accounts estimates are recorded as an adjustment to bad debt expense within selling, general and administrative expenses. Revisions to contractual allowances are recorded as decreases to the transaction price, which reduces revenue. At March 31, 2020 and December 31, 2019, the allowance for doubtful accounts balance was $4,680,000 and $3,877,000, respectively, and the contractual allowance was $5,468,000 and $5,069,000, respectively.

Inventories

Inventories include finished goods and are stated at the lower of cost or estimated net realizable value, with cost being determined using average cost. The Company reviews inventory for potentially excess, obsolete, slow-moving or impaired items on an ongoing basis. There have been no adjustments resulting from the review of these items.

Property and Equipment

Property and equipment are valued at cost. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives. Expenditures for maintenance and repairs are expensed as incurred, while expenditures that increase asset lives are capitalized.

The Company capitalizes system development costs related to its internal-use software during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally three years.

Rental Pumps

Certain inventory, primarily insulin pumps, are reclassified to an equipment classification upon shipment. The cost of the shipped pump is recorded to depreciation expense in cost of goods sold on a straight-line basis over the reimbursement term, which is typically 13 to 15 months. The cost basis and accumulated depreciation related to rental pumps was $4,153,000 and $2,159,000, respectively, at March 31, 2020 and $4,869,000 and $2,546,000, respectively, at December 31, 2019. Total depreciation expense related to rental pumps was $1,127,000 and $956,000 for the three months ended March 31, 2020 and 2019, respectively.

Long-Lived Asset Impairment Testing

Long-lived assets, which include property and equipment and intangible assets, are periodically reviewed for impairment indicators. The Company assesses and evaluates potential impairment to its long-lived assets held for use when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. This evaluation is performed at the asset group level, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, using the estimated projected future undiscounted cash flows associated with the asset group over its remaining useful life compared to the asset group’s carrying amount to determine if a write-down is required. When impairment is indicated for long-lived assets, the amount of the impairment loss is the excess of net book value over fair value as approximated using discounted cash flows. The Company has not recognized any impairment losses on long-lived assets for the three months ended March 31, 2020 and 2019.

F-8

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Revenue Recognition

The Company derives its revenues primarily from the sale of advanced diabetic devices, including continuous glucose monitors, insulin pumps, and supporting supplies and products. Revenues are recognized when control of these products is transferred to its customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those products. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expenses. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. There are also no significant costs incurred to obtain contracts.

Revenues from product sales are the result of performance obligations satisfied at a point in time. The Company’s principal terms of sale are free on board (“FOB”) shipping point and the Company transfers control and records revenue for product sales upon shipment to the customer. The Company accounts for revenues from pump equipment rentals under ASC 840, Leases. Revenue from pump equipment rentals is recognized over the reimbursement term of the contract with the customer, which is typically 13 to 15 months.

The nature of the Company’s business gives rise to variable consideration, including contractual allowances and third-party payor overpayments that generally decrease the transaction price, which reduces revenue. Variable consideration is estimated using the expected value method, which estimates the amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

The following are the Company’s revenues from performance obligations and their timing of transfer of goods and services:

	Three Months Ended March 31,
Performance Obligations	2020	2019	Timing of Transfer
Product Sales	$38,386,000	$36,507,000	Point in Time
Pump Equipment Rentals	1,295,000	1,169,000	Over Time
	$39,681,000	$37,676,000

Goodwill and Intangible Assets

Goodwill represents the excess purchase price over the fair value of assets acquired and liabilities assumed in a business combination. Identifiable intangible assets consist of payor contracts, trademarks, leasehold interests and a domain name. Identifiable intangible assets are amortized using the straight-line method over their estimated useful lives, which reflects the pattern in which the economic benefits of the assets are expected to be consumed. The following table summarizes the lives of the intangible assets acquired:

Payor contracts	10 years
Trademarks	10 years
Leasehold Interest	5 years
Domain Name	10 years

The Company has a significant amount of goodwill on its balance sheet that resulted from the business acquisitions the Company has made in recent years. Goodwill is not amortized and is tested for impairment annually or when a change in circumstances indicate a possible impairment. Such changes in circumstance can include, among others, changes in the legal environment, reimbursement environment, operating performance, and/or future prospects. The Company performs its annual impairment review of goodwill during the fourth quarter of each year.

F-9

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The impairment testing can be performed on either a quantitative or qualitative basis. Upon evaluating the qualitative analysis, it was more likely than not that the fair value exceeded the carrying value of the reporting unit.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under authoritative guidance must maximize the use of observable inputs and minimize the use of unobservable inputs. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs. The three levels of inputs that may be used to measure fair value are:

•	Level 1:Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•	Level 2: Other quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•	Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company applies fair value accounting to its financial instruments. The carrying amounts of financial instruments such as accounts receivable, prepaid and other current assets, accounts payable and accrued liabilities, accrued payroll and related benefits approximate the related fair values due to the short-term maturities of these instruments. The carrying amounts of long-term debt as of March 31, 2020 and December 31, 2019 approximate fair value due to the timing of the debt draw-down in relation to the balance sheet date. Liabilities measured at fair value on a recurring basis as of March 31, 2020 and December 31, 2019 are as follows:

		Fair Value Measurements at Reporting Date Using
	Balance	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
March 31, 2020:
Contingent Consideration	$5,212,000	$—	$—	$5,212,000
December 31, 2019:
Contingent Consideration	$5,156,000	$—	$—	$5,156,000

The contingent consideration is the result of the purchase of Solara Medical Supplies, Inc. and is calculated based on the present value of the expected future cash flows discounted at an interest rate consistent with that the Company could obtain from a third-party lender. The contingent consideration is recorded as a current liability at March 31, 2020 and December 31, 2019 based on the expected payment dates.

The following table provides a reconciliation for the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2020 and 2019:

Three Months Ended March 31, 2020:
Beginning Balance	$5,156,000
Adjustment in Fair Value of Contingent Consideration	56,000
Ending Balance	$5,212,000

F-10

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three Months Ended March 31, 2019:
Beginning Balance	$20,266,000
Adjustment in Fair Value of Contingent Consideration	171,000
Ending Balance	$20,437,000

Income Taxes

The Company’s taxable income or loss is allocated to its members in accordance with the LLC Agreement. Therefore, no provision or liability for income taxes has been included in the consolidated interim financial statements related to the business activities of Solara Medical Supplies, LLC. The income tax expense recorded during the three months ended March 31, 2019 mainly relates to a taxable gain recognized upon liquidation of a wholly owned C corporation subsidiary of the Company.

Equity-based Compensation

The Company accounts for its equity-based compensation in accordance with FASB ASC Topic 718, Compensation-Stock Compensation, which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. The Company measures and recognizes equity-based compensation expense for such awards granted to employees based on their estimated fair values on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company’s consolidated financial statements. Equity-based compensation expense is recognized on a straight-line basis over the requisite service period.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) (ASU 2016-02), which amended authoritative guidance on accounting for leases. The new provisions require that a lessee of operating leases recognize a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. The Company is required to adopt the new standard for the annual reporting period beginning January 1, 2021, and interim reporting periods beginning January 1, 2022. The adoption of this standard is expected to have a material impact on the Company’s financial position. The Company is still evaluating the impact on its results of operations and does not expect the adoption of this standard to have an impact on liquidity.

3. Balance Sheet Details

Property and equipment consist of the following:

	Useful Life	March 31, 2020	December 31, 2019
Leasehold Improvements	5 Years (or remaining lease term)	$851,000	$848,000
Furniture and Fixtures	7 Years	477,000	476,000
Software	3 Years	361,000	361,000
Computer Equipment	5 Years	246,000	206,000
Vehicles	6 Years	13,000	13,000
Construction in Process		1,019,000	567,000
		$2,967,000	$2,471,000
Less Accumulated Depreciation and Amortization		(450,000)	(290,000)
Total		$2,517,000	$2,181,000

F-11

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Depreciation expense totaled $160,000 and $137,000 for the three months ended March 31, 2020 and 2019, respectively.

Accrued expenses consist of the following:

	March 31, 2020	December 31, 2019
Accrued Distribution to Members	$2,091,000	$1,709,000
Third-Party Overpayments	8,544,000	8,263,000
Customer Deposits	1,788,000	1,415,000
Payroll Liabilities	1,611,000	2,846,000
Sales and Use Tax Payable	1,273,000	1,693,000
Other Accrued Liabilities	1,269,000	3,601,000
Total	$16,576,000	$19,527,000

4. Debt

Bank Credit Agreement

The Company entered into a secured credit agreement on May 31, 2018, which provided a term loan of $80,000,000 used as part of the purchase transaction for Solara Medical Supplies, LLC, and also extended availability to a delayed term loan of $15,000,000 and a revolving commitment loan of $10,000,000.

On February 27, 2019, the Company entered into the First Amendment to the Credit Agreement. The Company obtained an additional $72,000,000 of financing. The Company distributed a one-time cash dividend to the members of the LLC totaling $68,837,000. The remaining funds were used for financing fees and legal costs. The financing was accounted for as a debt modification in accordance with ASC 470, Debt, and $2,170,000 of financing fees and legal costs were recorded to debt acquisition costs and $992,000 was recorded to legal fee expense during the three months ended March 31, 2019. The available amounts for the delayed term loan and revolving commitment loan increased to $30,000,000 and $20,000,000, respectively. The Company is subject to certain affirmative and negative covenants, most significantly submitting monthly, quarterly and annual financial statements, as well as monthly compliance notifications. The maturity date was extended to February 27, 2024.

The delayed term loan and revolving commitment loan can be used for working capital, capital expenditures, acquisitions and general corporate purposes. The loans bear interest at either a base rate or an adjusted LIBOR, adjusted by an applicable margin percentage of 5.0% or 6.0% per annum, respectively. The interest rate for the delayed term loan as of March 31, 2020 and December 31, 2019 was 7.45013% and 7.94463%, respectively. The loans mature on February 27, 2024.

During the three months ended March 31, 2020, the Company borrowed $20,000,000 from the revolving commitment loan, which remained outstanding at March 31, 2020. There were two borrowings for $10,000,000 each and the interest rates as of March 31, 2020 were 7.11575% and 7.21563%.

Debt is presented net of the debt acquisition costs on the consolidated balance sheets. There were no debt acquisition costs incurred during the three months ended March 31, 2020. Debt acquisition costs totaling $2,170,000 were incurred during the three months ended March 31, 2019. Debt acquisition costs of $178,000 and $160,000 were amortized to interest expense during the three months ended March 31, 2020 and 2019, respectively.

F-12

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5. Commitments and Contingencies

Legal

On June 28, 2019, the Company discovered it had experienced a data security incident as the result of a phishing email campaign. The Company, along with third-party forensic investigators, immediately launched an investigation to determine the nature and scope of the activity, and determined the incident occurred at different points in time from April 2, 2019 to June 20, 2019. The investigation determined that the criminal motivation was financial, but the accessed accounts also had emails and attachments containing protected health information (“PHI”) and other personally identifiable information (“PII”), which gave rise to potential notification obligations (since the PII was exposed). Federal and state regulatory and legal requirements mandated various disclosures (individuals potentially affected, U.S. Department of Health and Human Services/Office for Civil Rights , various state attorneys general and the national newswire). To date, there remains no evidence suggesting the access to the accounts targeted PHI or PII.

The Company has been working with third-party forensic investigators, federal law enforcement, legal counsel and its insurance carrier. A class action complaint has been filed alleging unspecified monetary damages. The potential range of expenses from the data security incident, including ongoing civil litigation and regulatory responses, is not expected to exceed the Company’s insurable covered amounts.

From time to time, the Company may be subject to claims and litigation arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without material effect on the Company’s consolidated financial position, operations or cash flows.

Other Contingent Liabilities

Third-Party Payor Overpayment Contingency:   During the year ended December 31, 2017, the Company became aware that certain of its receivables were being paid at 100% of the submitted amount from one of its significant third-party payors. The payor primarily reimburses the Company based on the payor’s internal fee schedule, which is based on its internally determined prevailing rates. The Company is working with the payor to determine whether an overpayment has occurred, and if so, how much based on a final determination by the payor as to the definitive reimbursement terms. The Company has accrued $8,544,000 and $8,263,000 as of March 31, 2020 and December 31, 2019, respectively, for this potential overpayment, contingent upon a determination by the third-party payor.

Affordable Care Act Contingency:   The Company did not offer an affordable health care benefit plan to its employees through December 31, 2017 and will therefore be subject to the employer mandate penalty under the 2013 Affordable Care Act (the “ACA”). Under the terms of the ACA, the Company estimated the Internal Revenue Service, upon notice, would charge a sum of $405,000 based on a penalty per employee for the time during which such benefits were not offered. Through March 31, 2020, the Company has paid $272,000. The Company began offering affordable health care benefits to its employees on April 1, 2018.

Lease Commitments

Operating Lease Obligations:   The Company leases three of its five facilities through short-term rental agreements with expiration dates through November 2024. The Company leases its two largest facilities from a related party (Note 8). Future minimum payments under non-cancelable operating leases with initial or remaining terms of more than one year are as follows:

Twelve Months Ending March 31,
2021	$761,000
2022	914,000
2023	715,000
2024	805,000
$3,195,000

Rent expense for the three months ended March 31, 2020 and 2019 totaled $248,000 and $176,000, respectively.

F-13

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6. Goodwill and Intangible Assets

There were no changes in the carrying amount of goodwill for the three months ended March 31, 2020.

Goodwill is amortizable for tax purposes.

Identifiable intangible assets that are separable and have determinable useful lives are valued separately and amortized over their benefit period. The following table presents the activity of the Company’s identifiable intangible assets for the three months ended March 31, 2020 and 2019:

	Payor Contracts	Trademarks	Leasehold Interest	Domain Name
Three Months Ended March 31, 2020:
Beginning Balance	$38,724,000	$15,992,000	$61,000	$24,000
Amortization Expense	(1,151,000)	(475,000)	(4,000)	(1,000)
Ending Balance	$37,573,000	$15,517,000	$57,000	$23,000

	Payor Contracts	Trademarks	Leasehold Interest
Three Months Ended March 31, 2019:
Beginning Balance	$43,325,000	$17,892,000	$79,000
Amortization Expense	(1,151,000)	(475,000)	(4,000)
Ending Balance	$42,174,000	$17,417,000	$75,000

The weighted-average amortization period of the identifiable intangible assets in the aggregate is 8.1 years. Total amortization expense of intangible assets above was $1,631,000 and $1,630,000 for the three months ended March 31, 2020 and 2019, respectively, and is included in Selling, General and Administrative Expenses in the accompanying consolidated statements of operations. Future amortization for the next five years and thereafter is as follows:

Years Ending March 31,
2021	$6,520,000
2022	6,520,000
2023	6,520,000
2024	6,520,000
2025	6,520,000
Thereafter	20,570,000
$53,170,000

7. Members’ Equity

The Company operates under the LLC Agreement established on May 31, 2018. The LLC Agreement designates Class A and Class B Common Units and Class A and Class B Preferred Units. Class Z units only come into effect upon the consummation of a liquidity event.

Class A Common Unitholders are granted one vote per vested unit. Class B Common Unitholders and Class A and Class B Preferred Unitholders have no voting rights.

Upon a liquidity event, distributions will be made first to Class A Preferred Unitholders, second to Class B Preferred Unitholders, and then to Common Unitholders.

Under the LLC Agreement, each Unitholder is to receive a tax distribution equal to the income amount allocated to each Unitholder multiplied by the applicable tax rate. For the three months ended March 31, 2020 and 2019, tax distributions of $2,091,000 and $2,222,000 were recorded, respectively.

F-14

SOLARA MEDICAL SUPPLIES, LLC

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

On February 27, 2019, the members were distributed a one-time cash dividend totaling $68,837,000 in conjunction with the First Amendment to the Credit Agreement (Note 4).

On May 31, 2018, the Company issued 895,740 Common Units totaling $896,000. The Company also issued 62,938 Class A Preferred Units and 25,740 Class B Preferred Units, totaling $62,938,000 and $25,740,000, respectively. During the three months ended March 31, 2019, the Company issued 3,000 Common Units totaling $48,000 and 302 Class A Preferred Units totaling $302,000.

Equity-based Compensation

In May 2018, the Company adopted the Management Incentive Unit Plan. The Company grants incentive units to certain members of management and the units have a 25% time-vesting component over five years and a 75% performance-vesting component, which becomes vested upon consummation of a liquidity event. As of March 31, 2020 and December 31, 2019, 34,000 and 218,000 time-vesting and performance-vesting incentive units were outstanding. Equity-based compensation was not significant and was therefore not recorded in the periods presented in the accompanying consolidated interim financial statements.

8. Related-Party Transactions

The Company leases two of its facilities from a related party. Total cash payments and lease expenditures under the leases totaled $151,000 and $145,000 for the three months ended March 31, 2020 and 2019, respectively.

The Company pays related-party management fees. Total cash payments for the fees totaled $519,000 and $494,000 for the three months ended March 31, 2020 and 2019, respectively.

9. Subsequent Events

Subsequent events were evaluated through the date the consolidated interim financial statements were available to be issued, June 16, 2020.

On May 19, 2020, the Company acquired certain assets of Active Healthcare, Inc. The total purchase price was $16,143,000. Any adjustments to the purchase price allocation of this acquisition will be made as soon as practicable but no later than one year from the acquisition date.

On May 25, 2020, Holdings entered into a stock purchase agreement and agreement and plan of merger with AdaptHealth Corp. for a total purchase price of $362,500,000 in cash and $62,500,000 in AdaptHealth Corp. common stock. The transaction is expected to close in July 2020.

On June 9, 2020, the Company borrowed $5,223,000 from the delayed term loan and used the funds to make the final contingent performance payment related to the purchase transaction for Solara Medical Supplies, Inc.

The spread of COVID-19, a novel strain of the coronavirus, appears to be altering the behavior of businesses and people in a manner that is having negative effects on local, regional and global economies. The extent to which COVID-19 impacts the operations of the Company in the future will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, containment and treatment procedures. The Company does not anticipate the effects of COVID-19 having a significant impact on the Company’s operations.

F-15

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION OF ADAPTHEALTH CORP.

The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined balance sheet as of March 31, 2020 and the unaudited pro forma condensed combined statements of operations for three months ended March 31, 2020 and the year ended December 31, 2019 based upon the combined historical financial statements of AdaptHealth Corp. (“AdaptHealth”), the Patient Care Solutions business (“PCS”), and Solara Medical Supplies, LLC (“Solara”), after giving effect to AdaptHealth’s acquisition of PCS on January 2, 2020 (the “PCS Acquisition”) and AdaptHealth’s recently announced acquisition of Solara (the “Solara Acquisition”), which is expected to close in the third quarter of 2020 subject to the satisfaction or waiver of certain closing conditions, and related adjustments described in the accompanying notes. The acquisition of Solara has not yet been consummated, and there can be no assurance that the transaction will be consummated as contemplated.

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2020 and for the year ended December 31, 2019 give pro forma effect to the PCS Acquisition and the Solara Acquisition as if they had occurred on January 1, 2019. The unaudited pro forma condensed combined balance sheet as of March 31, 2020 gives pro forma effect to the Solara Acquisition as if it was completed on March 31, 2020.

The unaudited pro forma condensed combined financial information should be read in conjunction with the following:

•	The audited historical financial statements of AdaptHealth and the notes thereto as included in the Form 10-K filed on March 6, 2020;

•	The unaudited historical financial statements of AdaptHealth and the notes thereto as included in the Form 10-Q filed on May 8, 2020;

•	The audited and unaudited historical financial statements of PCS and the notes thereto included in the Form S-1/A filed on March 9, 2020; and

•	The audited and unaudited historical financial statements of Solara and the notes thereto included elsewhere in this Form 8-K.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the PCS Acquisition and the Solara Acquisition had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company. The unaudited pro forma condensed combined financial information also does not give effect to the potential impact, of any anticipated synergies, operating efficiencies or cost savings resulting from favorable vendor pricing had AdaptHealth owned PCS and Solara in the periods indicated above, or any integration costs and benefits from restructuring plans.

In May 2020, the SEC adopted Release No.33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The Final Rule is effective on January 1, 2021, however, voluntary early adoption is permitted. The Company has elected to early adopt the provisions of the Final Rule, and the unaudited pro forma condensed combined financial information herein is presented in accordance therewith.

ADAPTHEALTH CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

March 31, 2020

	AdaptHealth	Solara	Pro Forma		AdaptHealth
(in thousands)	Historical	Reclassified (1)	Adjustments	Note 3	Pro-Forma
Assets
Current assets:
Cash and cash equivalents	$48,164	$21,579	$(22,018)	(a)	$47,725
Accounts receivable, net	118,651	24,203	-		142,854
Inventory	17,968	9,373	-		27,341
Prepaid and other current assets	9,759	3,974	(867)	(b)	12,866
Total current assets	194,542	59,129	(22,885)		230,786
Equipment and other fixed assets, net	87,301	4,511	-		91,812
Goodwill	340,807	110,355	279,005	(c)	730,167
Intangible asset, net	-	53,170	(39,170)	(d)	14,000
Other assets	5,670	70	-		5,740
Deferred tax asset	33,519	-	-		33,519
Total assets	$661,839	$227,235	$216,950		$1,106,024

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$136,072	$28,158	$(8,863)	(e)	$155,367
Current portion of capital lease obligations	20,421	-	-		20,421
Current portion of long-term debt	2,616	1,660	8,402	(f)	12,678
Contract Liabilities	15,584	-	-		15,584
Other liabilities	16,460	5,397	(5,212)	(g)	16,645
Total current liabilities	191,153	35,215	(5,673)		220,695
Long-term debt, less current portion	463,553	179,467	(52,468)	(h)	590,552
Other long-term liabilities	36,580	144	-		36,724
Total liabilities	$691,286	$214,826	$(58,141)		$847,971

Total stockholders' equity (deficit):
Total stockholders' equity (deficit) attributable to AdaptHealth Corp.	(10,656)	12,409	275,091	(i)	$276,844
Noncontrolling interest in subsidiaries	(18,791)	-	-		(18,791)
Total stockholders' equity (deficit)	(29,447)	12,409	275,091		258,053
Total Liabilities and Stockholders' Equity (Deficit)	$661,839	$227,235	$216,950		$1,106,024

(1)	Refer to Note 2 for reclassification of Solara historical information.

ADAPTHEALTH CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

	AdaptHealth	Solara	Pro Forma		AdaptHealth
(in thousands, except per share data)	Historical	Reclassified (1)	Adjustments	Note 3	Pro-Forma
Net revenue	$191,439	$38,876	$-		$230,315
Costs and expenses:
Cost of net revenue	166,540	34,158	-		200,698
General and administrative expenses	14,347	1,631	(931)	(j)	15,047
Depreciation, excluding patient equipment depreciation	1,241	160	-		1,401
Total costs and expenses	182,128	35,949	(931)		217,146
Operating income (loss)	9,311	2,927	931		13,169
Interest expense, net	7,938	3,565	(2,733)	(k)	8,770
Income (loss) before income taxes	1,373	(638)	3,664		4,399
Income tax expense	1,107	-	(51)	(l)	1,056
Net income (loss)	266	(638)	3,715		3,343
Income attributable to noncontrolling interests	424	-	(270)	(m)	154
Net income (loss) attributable to AdaptHealth Corp.	$(158)	$(638)	$3,985		$3,189
Net income (loss) per common share:
Basic	$-				$0.05
Diluted	$-				$0.05
Weighted average shares outstanding for net income (loss) attributable to AdaptHealth Corp.:
Basic	41,977		17,724	(n)	59,701
Diluted	41,977		19,487	(n)	61,464

(1)	Refer to Note 2 for reclassification of Solara historical information.

ADAPTHEALTH CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

	AdaptHealth	PCS	Solara	Pro Forma		AdaptHealth
(in thousands, except per share data)	Historical	Reclassified (1)	Reclassified (1)	Adjustments	Note 3	Pro-Forma
Net revenue	$529,644	$132,885	$179,572	$-		$842,101
Costs and expenses:
Cost of net revenue	440,386	163,772	146,669	-		750,827
General and administrative expenses	56,493	5,563	6,521	(3,721)	(o)	64,856
Depreciation, excluding patient equipment depreciation	3,068	235	590	-		3,893
Total costs and expenses	499,947	169,570	153,780	(3,721)		819,576
Operating income (loss)	29,697	(36,685)	25,792	3,721		22,525
Interest expense, net	39,305	(90)	13,261	(11,365)	(p)	41,111
Loss on extinguishment of debt, net	2,121	-	-	-		2,121
Income (loss) before income taxes	(11,729)	(36,595)	12,531	15,086		(20,707)
Income tax expense	1,156	-	294	591	(l)	2,041
Net income (loss)	(12,885)	(36,595)	12,237	14,495		(22,748)
Income attributable to noncontrolling interests	2,111	-	-	(1,094)	(m)	1,017
Net income (loss) attributable to AdaptHealth Corp.	$(14,996)	$(36,595)	$12,237	$15,589		$(23,765)
Net income (loss) per common share:
Basic and diluted	$(0.66)					$(0.59)
Weighted average shares outstanding for net income (loss) attributable to AdaptHealth Corp.:
Basic and diluted	22,557			17,724	(n)	40,281

(1)	Refer to Note 2 for reclassification of PCS and Solara historical information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—General Information

Basis of presentation

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to events that reflect the GAAP accounting for the PCS Acquisition and the Solara Acquisition (collectively, “the Acquisitions”) and are prepared to illustrate the estimated effects of the Acquisitions to the Company’s audited historical financial statements.

AdaptHealth’s historical results reflect AdaptHealth’s unaudited consolidated balance sheet as of March 31, 2020, unaudited consolidated statement of operations for the three months ended March 31, 2020, and audited consolidated statement of operations for the year ended December 31, 2019. PCS’ historical results reflect the unaudited consolidated statement of operations for the twelve-month period ended December 31, 2019. Solara’s historical results reflect the audited consolidated statement of operations for the twelve month period ended December 31, 2019, the unaudited consolidated statement of operations for the three month period ended March 31, 2020, and the unaudited condensed consolidated balance sheet as of March 31, 2020.

Description of the PCS Acquisition

On January 2, 2020, AdaptHealth purchased 100% of the equity interests of PCS, a subsidiary of McKesson Corporation (McKesson). PCS currently provides wound care supplies, ostomy supplies, urological supplies, incontinence supplies, diabetic care supplies, and breast pumps directly to patients across the United States. PCS maintains extensive national relationships with physicians, medical facilities and customers, and currently serves all 50 states. AdaptHealth allocated the consideration paid to the estimated fair values of the net assets acquired on a preliminary basis, including $16.3 million to accounts receivable, $0.5 million to equipment and other fixed assets, $1.4 million to goodwill, and $3.2 million of net liabilities to other working capital accounts. Management of AdaptHealth will finalize the measurement of the separately identifiable assets acquired and the liabilities assumed at the acquisition date in accordance with the requirements of FASB ASC Topic 805, Business Combinations. In addition, AdaptHealth may be required to make an additional payment of $1.5 million to McKesson after the closing of the PCS Acquisition pursuant to the terms and conditions of a Transition Services Agreement executed in connection with the PCS Acquisition. The total investment, including restructuring costs until PCS is fully integrated on AdaptHealth Corp.’s platform in the latter half of 2020, is expected to be approximately $30 million.

Description of the Solara Acquisition

On May 25, 2020, AdaptHealth signed a Stock Purchase Agreement and Agreement and Plan of Merger to acquire 100% of the equity interests of Solara. Solara is the largest independent distributor of continuous glucose monitors (“CGM”) in the United States and offers a comprehensive suite of direct-to-patient diabetes management supplies to patients throughout the country, including CGMs, insulin pumps and other diabetic supplies. Solara maintains extensive relationships with leading national manufacturers, managed healthcare plans and is a registered pharmacy in all 50 states.

The base purchase price for the Solara Acquisition is $425 million, consisting of a combination of cash, and 3,906,250 shares of Class A Common Stock, par value $0.0001 per share, of AdaptHealth valued at $16 per share. The unaudited pro forma condensed combined balance sheet as of March 31, 2020 gives pro forma effect to the Solara Acquisition as if was completed on March 31, 2020, and includes an allocation of the base purchase price to the estimated fair values of Solara’s net assets at such date, including $24.2 million to accounts receivable, $9.4 million to inventory, $4.5 million to equipment and other fixed assets, $389.3 million to goodwill, $14.0 million to estimated identifiable intangible assets, $19.3 million to accounts payable and accrued expenses, and $2.9 million of net assets in other working capital accounts.

Basis of the Pro Forma Presentation

Upon consummation of the Solara Acquisition, Solara will adopt AdaptHealth’s accounting policies. AdaptHealth may identify differences between the accounting policies among the companies, that when conformed, could have a material impact on the consolidated financial statements of the combined entity.

Note 2—Reclassifications to Historical Financial Information of PCS and Solara

Certain balances and transactions presented in the historical financial statements of PCS and Solara included within the unaudited pro forma condensed combined financial information have been reclassified to conform to the presentation of the financial statements of AdaptHealth as indicated in the tables below.

Solara Balance Sheet Reclassifications at March 31, 2020

	As per		As
(in thousands)	Financial Statements	Reclassifications	Reclassified
Assets:
Accounts receivable, net	$25,991	$(1,788)	$24,203
Equipment and other fixed assets, net	$2,517	$1,994	$4,511
Rental pumps, net	$1,994	$(1,994)	$-

Liabilities:
Accounts payable and accrued expenses	$-	$28,158	$28,158
Accounts payable	$13,555	$(13,555)	$-
Accrued expenses	$16,576	$(16,576)	$-
Other liabilities	$-	$5,397	$5,397
Contingent consideration, current portion	$5,212	$(5,212)	$-

Total stockholders' equity:
Total stockholders' equity (deficit) attributable to AdaptHealth Corp.	$-	$12,409	$12,409
Total members' equity	$12,409	$(12,409)	$-

Solara Statement of Operations Reclassifications for the Three Months Ended March 31, 2020

	As per		As
(in thousands)	Financial Statements	Reclassifications	Reclassified
Net revenue	$39,681	$(805)	$38,876
Costs and expenses:
Cost of Sales	$24,387	$9,771	$34,158
General and administrative expenses	$-	$1,631	$1,631
Depreciation, excluding patient equipment depreciation	$-	$160	$160
Selling, general and administrative expenses	$12,398	$(12,398)	$-
Other income	$(31)	$31	$-

Solara Statement of Operations Reclassifications for the Twelve Months Ended December 31, 2019

	As per		As
(in thousands)	Financial Statements	Reclassifications	Reclassified
Net revenue	$183,352	$(3,780)	$179,572
Costs and expenses:
Cost of Sales	$113,335	$33,334	$146,669
General and administrative expenses	$-	$6,521	$6,521
Depreciation, excluding patient equipment depreciation	$-	$590	$590
Selling, general and administrative expenses	$44,360	$(44,360)	$-
Other income	$(135)	$135	$-

PCS Statement of Operations Reclassifications for the Twelve Months Ended December 31, 2019

	As per		As
(in thousands)	Financial Statements	Reclassifications	Reclassified
Costs and expenses:
Cost of Sales	$82,263	$81,509	$163,772
General and administrative expenses	$-	$5,563	$5,563
Depreciation, excluding patient equipment depreciation	$-	$235	$235
Selling, distribution, and administrative expenses	$82,483	$(82,483)	$-
Restructuring Charges	$4,838	$(4,838)	$-
Interest expense (income)	$-	$(90)	$(90)
Other expense, net	$(104)	$104	$-

Note 3—Pro Forma Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2020 are as follows:

(a)	Represents the following adjustments:

•	Reduction of $21.6 million representing Solara’s March 31, 2020 cash balance since cash will not be acquired in connection with the Solara Acquisition;

•	Increase of $225.0 million to reflect the expected equity investment in the form of common stock and non-voting stock to partially fund the Solara Acquisition;

•	Increase of $465.0 million to reflect the expected issuance of new long-term debt to partially fund the Solara Acquisition;

•	Reduction of $327.9 million to reflect the payoff of existing long-term debt; and

•	Reduction of $362.5 million to reflect the expected closing date payment in connection with the Solara Acquisition.

(b)	Represents adjustments to reflect certain assets included in the historical March 31, 2020 balance sheet of Solara that will not be acquired by AdaptHealth.

(c)	Represents the following adjustments (1) reduction of $110.3 million representing goodwill included in the historical March 31, 2020 balance sheet of Solara, and (2) increase of $389.3 to reflect estimated goodwill in connection with AdaptHealth’s acquisition accounting for the Solara Acquisition.

(d)	Represents the following adjustments (1) reduction of $53.2 million representing intangible assets included in the historical March 31, 2020 balance sheet of Solara, and (2) increase of $14.0 million to reflect estimated identifiable intangible assets in connection with AdaptHealth’s acquisition accounting for the Solara Acquisition.

(e)	Represents adjustments to reflect certain accrued expenses included in the historical March 31, 2020 balance sheet of Solara that will not be assumed by AdaptHealth.

(f)	Represents the following adjustments (1) reduction of $1.7 million representing the current portion of long-term debt balance included in the historical March 31, 2020 balance sheet of Solara that will not be assumed by AdaptHealth, (2) increase of $11.6 million to reflect the current portion of long-term debt expected to be incurred to partially fund the Solara Acquisition, and (3) decrease of $1.5 million to reflect the payoff of existing long-term debt.

(g)	Represents adjustment to reflect certain other liabilities included in the historical March 31, 2020 balance sheet of Solara that will not be assumed by AdaptHealth.

(h)	Represents the following adjustments (1) reduction of $179.5 million representing the long-term debt balance included in the historical March 31, 2020 balance sheet of Solara that will not be assumed by AdaptHealth, (2) increase of $453.4 million to reflect the long-term debt expected to be incurred to partially fund the Solara Acquisition, and (3) reduction of $326.4 million to reflect the payoff of existing long-term debt.

(i)	Represents the following adjustments (1) decrease of $12.4 million representing the total members’ equity balance included in the historical March 31, 2020 balance sheet of Solara, (2) increase of $225.0 million to reflect the expected equity investment in the form of common stock and non-voting stock to partially fund the Solara Acquisition, and (3) increase of $62.5 million to reflect the expected issuance of common stock in connection with the Solara Acquisition.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

(j)	Represents the following adjustments (1) elimination of Solara’s historical intangible amortization expense of $1.6 million, and (2) increase of $0.7 million to reflect estimated amortization expense associated with the estimated intangible assets related to AdaptHealth’s acquisition accounting for the Solara Acquisition.

(k)	Represents the following adjustments (1) elimination of Solara’s historical interest expense on long-term debt of $3.5 million, (2) elimination of Solara’s historical amortization of deferred financing costs of $0.1 million, (3) decrease of $3.4 million to reflect interest expense on AdaptHealth’s existing credit facility, and (4) increase of $4.3 million to reflect estimated interest expense associated with the issuance of new long-term debt in order to partially fund the Solara Acquisition.

(l)	Adjustment to eliminate the historical tax expense of AdaptHealth and Solara and to record the tax provisions of the combined entities on a pro forma basis using a pro forma effective tax rate for the respective period. However, the effective tax rate of the combined company could be different depending on post-acquisition activities.

(m)	Represents the proforma adjustment to the noncontrolling interest resulting from the PCS Acquisition and the Solara Acquisition.

(n)	Represents adjustment to AdaptHealth historical weighted average basic and diluted common shares outstanding to include incremental shares issued in connection with the Solara Acquisition and related equity financing, and the dilutive effect of other potential common shares outstanding.

(o)	Represents the following adjustments (1) elimination of Solara’s historical intangible amortization expense of $6.5 million, and (2) increase of $2.8 million to reflect estimated amortization expense associated with the estimated intangible assets related to AdaptHealth’s acquisition accounting for the Solara Acquisition.

(p)	Represents the following adjustments (1) elimination of Solara’s historical interest expense on long-term debt of $12.9 million, (2) elimination of Solara’s historical amortization of deferred financing costs of $0.4 million, (3) decrease of $15.2 million to reflect interest expense on AdaptHealth’s existing credit facility, and (4) increase of $17.1 million to reflect estimated interest expense associated with the issuance of new long-term debt in order to partially fund the Solara Acquisition.